UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E. Friess Dr.

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   X  . Form 20-F              . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       ..

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       .. No       ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________________

TOMBSTONE EXPLORATION CORPORATION

Director Service Agreement

On May 1 8 , 2011, Tombstone Exploration Corporation, a Canadian federal corporation (the “Corporation”) entered into a Director Service Agreement (the “Director Agreement”) with Laird Cagan (“Mr. Cagan”), pursuant to which Mr. Cagan shall serve as a member of the Corporation’s Board of Directors for a period of three (3) years in exchange for a total of three million (3,000,000) restricted shares of the Corporation’s Common Stock, which shall be issued in three (3) annual installments of one million (1,000,000) shares per installment.

The foregoing summary description of the terms of the Director Agreement may not contain all information that is of interest. For further information regarding the terms and conditions of the Director Agreement, reference is made to such agreement, which is filed as Exhibit 10.1 hereto, and is incorporated by reference.

Press Release

On May 24, 2011, the Corporation issued a press release announcing that it has entered into the Director Agreement with Laird Cagan as set forth above.  A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Limitation on Incorporation by Reference.

The information in this Form 6−K furnished above shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Exchange Act or Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.

Description

10.1

Director Service Agreement between the Corporation and Laird Cagan dated May 18 , 2011

99.1

Press Release dated May 24, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24 , 2011

TOMBSTONE EXPLORATION CORPORATION

By:  /s/ Alan Brown

   Name:  Alan Brown

   Title:   President and Chief Executive Officer